Exhibit 1

ELBIT SYSTEMS LTD. ANNOUNCES RESULTS OF THE
PUBLIC TENDER IN ISRAEL FOR ITS NEW SERIES A
NOTES

Haifa, Israel, March 29, 2012 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) (the "Company") announced today that following the filing of the Shelf Offering Report dated March 27, 2012 (the "Offering Report"), pursuant to the Shelf Prospectus dated May 18, 2010, the public tender in connection with the public offering in Israel of the Company's new Series A Notes (the "New Series A Notes") through an expansion of the Company's Series A Notes which are currently outstanding and registered for trading on the Tel Aviv Stock Exchange Ltd. ("TASE"), has concluded.

Following the results of the concluded public offering, the Company expects to issue 807,717 units of New Series A Notes, bearing a fixed interest rate of 4.84% per annum, with a price per unit of 1,029 NIS (approximately $276), (each unit in the principal amount of NIS 1,000 par value).

The immediate gross proceeds expected to be received by the Company for the issuance of the New Series A Notes are approximately NIS 831 million (approximately $223 million).

The terms of the New Series A notes that will be issued by the Company according to the Offering Report will be similar to the terms of the Company's currently outstanding unsecured and non-convertible Series A Notes which were initially issued by the Company pursuant to the shelf offering report dated June 6, 2010. The New Series A Notes will form a single series together with the currently outstanding Series A Notes and will not be linked (principal and interest) to any currency or index.

The Series A Notes, including the New Series A Notes contain standard terms and conditions and do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future. The New Series A Notes will be listed for trading only in Israel, on the Tel Aviv Stock Exchange Ltd.

The Series A Notes, including the New Series A Notes, have not and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series A Notes.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.